July 31, 2025
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3720
Attention:    Becky Chow
Stephen Krikorian
Re: Upland Software, Inc.
Form 10-K for the Year Ended December 31, 2024
Filed on March 12, 2025
File No. 0001794546

Ladies and Gentlemen,
On behalf of our client, Upland Software, Inc. (the “Company”), we submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2025 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed on March 12, 2025 (the “Form 10-K”). Concurrently with the submission of this response letter, the Company is filing an amendment to the Form 10-K (the “Form 10-K/A”), as discussed herein.
Set forth below are the Company’s responses to the Staff’s comments. We have reproduced below in bold the Staff’s comments and have provided the Company’s responses immediately following each comment. The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Form 10-K/A.
Form 10-K filed on March 12, 2025
Item 9A. Controls and Procedures, page 86

1.It does not appear that management has provided its conclusions regarding the effectiveness of your disclosure controls and procedures. Please revise to provide the disclosure required by Item 307 of Regulation S-K. In preparing your disclosure, please note that (i) management’s conclusion should be as of the end of the period covered by your report and (ii) if your disclosure controls and procedures are

July 31, 2025

designed to provide reasonable assurance of achieving their objectives, your conclusion must specifically state their effectiveness at that same reasonable assurance level.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Form 10-K/A consistent with the requirements of Item 307 of Regulation S-K to provide the conclusions of the Company’s management regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by the Form 10-K.
Please do not hesitate to contact me by telephone at (512) 617-0661 with any questions or comments regarding this correspondence.

Sincerely,

/s/ John Hensley
John Hensley
of MORRISON & FOERSTER LLP

c.c.:     (via email)
    Michael D. Hill, Chief Financial Officer, Upland Software, Inc.
    Ryan Adams,    Morrison & Foerster LLP